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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             KALAN GOLD CORPORATION.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                     Common
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Sanford Altberger
                                -----------------
      Tower 1, Suite 340, 12358 E. Arapahoe Road, Englewood, Colorado 80112
     ----------------------------------------------------------------------
                                 (303)  706-1706
                                 ---------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.                              13D
         --------------------

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(1)  Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
Persons

            Sedcore Exploration Company Limited
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(2)  Check the Appropriate Box if a Member of a Group* (a)  / /
                                                       (b)  / /
            Not Applicable
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(3)  SEC Use Only

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(4)  Source of Funds*

           Corporate Reorganization
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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(6)  Citizenship or Place of Organization

            Republic of Ghana
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Number of Shares              (7) Sole Voting Power
Beneficially Owner
by Each Reporting                5,000,000
Person with                   --------------------------------------------------
                              (8) Shared Voting Power

                                 5,000,000
                              --------------------------------------------------
                              (9)  Sole Dispositive Power

                                 5,000,000
                              --------------------------------------------------
                              (10)  Shared Dispositive Power


                                       -0-
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,000,000
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                      70.9%
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(14) Type of Reporting Person

                         Corporation


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ITEM 1.   SECURITY AND ISSUER:

This statement on Schedule 13D relates to the shares of the common stock $00001 par value ("Common Stock"), of Kalan Gold Corporation, a Colorado corporation (the "Company"). The address of the Company's principal executive office is Tower 1, Suite 340, 12835 E. Arapahoe Road, Englewood, Colorado 80112.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is being filed on behalf of Sedcore Exploration Company Limited (the "Reporting Person").

(b)  The business address of the Reporting Person is Tower 1, Suite 340, 12835
E. Arapahoe Road, Englewood, Colorado 80112.

(c)  The Reporting Person's principal occupation is not applicable.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) The Reporting Person is a corporation incorporated in the Republic of Ghana.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash purchase price was paid by the Reporting Person in connection with contractual relationship described in Item 4. The shares reported herein were acquired as a result of a corporate reorganization.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Person owned assets which was acquired by the Company in a stock-for-assets exchange. On August 26, 1996, the Company entered into an acquisition of certain defined assets and liabilities of the Reporting Person in exchange for 5,000,000 common shares of the Company. On August 27, 1996, the Company entered into an additional acquisition of certain additional defined assets of Sedcore in exchange for 8,500,000 common shares of the Company. This acquisition was rescinded on December 30, 1996 and the shares returned to treasury. Neverthe.less, the remaining transaction has given the Company effective control of defined assets


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of Sedcore and the current control shareholders of the Reporting Person now control both companies.

The Board of Directors were changed as a result of the initial transaction. The Reporting Person has no plans to name additional persons to the Company's Board of Directors and/or replace existing Directors.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is currently the beneficial owner of 5,000,000 shares of Common Stock, constituting approximately 70.9% of the shares of Common Stock outstanding as of December 31, 1996.

(b) The Reporting Person has sole voting power with respect to 5,000,000 shares of the common stock and shared voting power with respect to 5,000,000 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 5,000,000 shares and shared dispositive power with respect to no shares of Common Stock.

(c) Other than as disclosed above in Items 4 and 5, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described above in Items 4 and 5, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.


ITEM 7.   MATERIAL TO BE FILES AS EXHIBITS

Attached hereto as exhibits are the following: acquisition Agreements dated August 26 and 27, 1996, respectively and the Recision Agreement dated December 30, 1996.


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                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                             Sedcore Exploration Company Limited

    1/7/96                                            ///Signed///
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Date                                         Authorized Agent



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